February 10, 2014

VIA EDGAR

Ms. Loan Lauren P. Nguyen

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AAR CORP.
Registration Statement on Form S-4, as amended
File No. 333-191850

Dear Ms. Nguyen:

Please consider this letter as a supplement to our letter dated February 3, 2014, which we submitted in response to your comment letter dated January 30, 2014, and as a follow up to recent telephone conversations with the Commission staff regarding the legal opinions filed as Exhibits 5.3 and 5.4 to the above referenced Registration Statement.  We very much appreciate the courtesy extended by the Commission staff in taking the time to discuss our proposed approach to addressing your remaining comments.

In response to your remaining comments, AAR CORP. (the “Company”) and the subsidiary registrants have filed Amendment No. 3 to the Registration Statement.  The Company further provides the following responses in conjunction with the filing of the amendment.

Exhibit 5.3

The staff verbally advised that the maximum liability provision set forth under item 7.4 is an unacceptable limitation and requested that counsel remove it.

Response:

Counsel has revised the opinion filed as Exhibit 5.3 to the Registration Statement to remove item 7.4.  As discussed with the staff, counsel has also removed the opinion in item 4.3 on the basis that it is unnecessary, given that enforceability of the securities is covered by the legal opinion filed as Exhibit 5.1.  Counsel also made minor revisions to items 5.3, 5.4 and 5.5 to reflect the deletion of item 4.3.  The revised opinion has been filed with the amendment.

Exhibit 5.4

The staff verbally advised us that the first item under “E. Restrictions” constitutes a limitation on reliance by purchasers in the offering and requested that counsel remove it.

Response:

The language appearing in the filed exhibit was inadvertently taken from a prior version of the opinion and does not correspond to the words in the current legal opinion, which we believe are acceptable to the Commission staff.  We have revised the opinion filed as Exhibit 5.4 to the Registration Statement to correct this error.  The revised opinion has been filed with the amendment.

If you have any questions regarding this letter, please call me at (630) 227-2050 or Robert J. Minkus of Schiff Hardin LLP at (312) 258-5584.

Very truly yours,

/s/ Robert J. Regan
Robert J. Regan
Vice President, General Counsel and Secretary

cc:	Robert J. Minkus
Schiff Hardin LLP